 October 5 , 2012

BY EDGAR

Mr.Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549
United States

Re:	Prudential plc Form 20-F for Fiscal Year Ended December 31, 2011 Filed March 30, 2012 File No. 001-15040

Dear Mr. Rosenberg:

By letter dated September 21, 2012 the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on Prudential’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “2011 Form 20-F”), as filed with the SEC on March 30, 2012.  This letter contains Prudential’s responses to the Staff’s comments.

For convenience, we have reproduced the Staff’s comments and provided responses immediately below them.

Item 3. Key Information
Risk Factors
Prudential’s businesses are inherently subject to market fluctuations and general economic conditions, page 5

1.
You state that in the U.S., fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread-based business. You also state that declines in spread from these products or other spread business that Jackson conducts could have a material impact on its business or results of operations. Based on the known trend and uncertainty in interest rates, please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses the expected effects of this known trend and uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects, please include these amounts and their effects in your proposed disclosure to the extent known.

Mr.Jim B. Rosenberg, p. 2

Response

In response to the Staff’s comments, Prudential proposes to augment its existing disclosure. Additional disclosure (in blackline, with relevant quantitative data included) will be added in  sections of its future periodic reports corresponding to that set forth in the below extract from “Item 5. Operating and Financial Review and Prospects-Principal factors affecting Prudential’s results of operations-General economic and market conditions-United States” of the 2011 20-F (page 126):

…

Jackson was predominantly a spread-based business until recently, with the majority of its assets invested in fixed income securities. Recently its fee-based business has become more prominent and now represents a significant part of Jackson’s business mix.

Spread-based products written by Jackson are principally for fixed interest rate annuities and interest sensitive life products. Jackson also writes fixed index annuities and institutional business that are spread-based products.  The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholder liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates.

In general, Jackson’s results are ~~heavily~~ significantly affected by fluctuations in economic and market conditions, especially interest rates, credit conditions and equity markets. The profitability of Jackson’s spread-based business depends in large part on its ability to manage interest rate spreads, as well as the credit and other risks inherent in its investment portfolio. Jackson designs its US products and manages the investments and liabilities ~~and supporting this business~~ to reduce interest rate sensitivity. This has the effect of moderating the impact on Prudential’s results of changes in prevailing interest rates.

Jackson’s exposure to interest rate risk relates primarily to the market price and cash flow variability associated with changes in interest rates. Changes in interest rates either upward or downward, including changes in the difference between the levels of prevailing short-term and long-term rates, can expose Jackson to the risk of not earning anticipated spreads between the rate earned on investments and the rate credited on its policies. For example, if interest rates go up and/or competitors offer higher crediting rates, withdrawals on annuity contracts may increase as policyholders seek higher investment returns elsewhere. In response, Jackson could (i) raise its crediting rates to stem withdrawals, decreasing its spread; (ii) sell assets which may have depressed values in a high interest rate environment, creating realised investment losses; or (iii) pay out existing cash which would otherwise have earned interest at the higher interest rates. Moreover, to the extent that Jackson holds illiquid private placements and commercial mortgages, there is a risk that it will incur losses if it needs to sell those assets.

Conversely, if interest rates decrease, withdrawals from annuity contracts may decrease relative to original expectations, creating more cash than expected to be invested at lower rates. Jackson may have the ability to lower the rates it credits to policyholders as a result, but may be forced to maintain crediting rates for competitive reasons or because there are minimum interest rate guarantees in certain contracts. In either case, the spread earned by Jackson would be lowered.

The majority of assets backing the spread-based business are invested in fixed income securities. Jackson actively manages its investment and derivative portfolio, considering a variety of factors, including the relationship between the expected duration of its assets and its liabilities.

Mr.Jim B. Rosenberg, p. 3

Recent periods have been characterised by low interest rates. The current low interest rate environment is likely to be prolonged as indicated by the US Federal Reserve Board’s announcement in January 2012 that it plans to keep interest rates low until at least through late 2014.  A prolonged low interest rate environment may result in a lengthening of maturities of the policyholder liabilities from initial estimates, primarily due to lower policy lapses. As interest rates remain at low levels, Jackson may also have to reinvest the cash it receives as interest or proceeds from investments that have matured or that have been sold at lower yields, reducing its investment margins. Moreover, borrowers may prepay or redeem the securities in its investment portfolio with greater frequency in order to borrow at lower market rates, which exacerbates this risk.

The majority of Jackson’s fixed interest rate annuities and life products were designed with contractual provisions that allow crediting rates to be re-set annually subject to minimum crediting rate guarantees. Therefore, on new business written, as well as on in-force business above minimum guarantees, Jackson has adjusted, and will continue to adjust, crediting rates in order to maintain targeted interest rate spreads. Lowering crediting rates helps to mitigate the effect of spread compression but the spreads could still decline as Jackson is typically only entitled to reset the crediting rates at limited pre-established intervals and the re-setting is subject to the guaranteed minimum rates. As at 31 December 2011, approximately XX per cent of Jackson’s fixed interest rate annuities and interest-sensitive life business account values correspond to crediting rates that are at the minimum guaranteed interest rates. Tabular disclosures are provided in note D3(e) to the consolidated financial statements in Item 18 on the distribution of the account values of these businesses within the range of their contractual minimum guaranteed interest rates. The tables demonstrate that approximately XX per cent of combined Jackson’s fixed interest rate annuities and interest sensitive life business account values of £19.7 billion (US$30.7 billion) have contractual minimum rates of 3 per cent or less. (See response to Comment 2 below)

Jackson’s expectation for future spreads is also an important component in the amortisation of deferred acquisition costs and significantly lower spreads may cause it to accelerate amortisation, thereby reducing total IFRS profit in the affected reporting period. Low market interest rates could also reduce Jackson’s return on investments that are held to support the company’s capital. In addition, changes in interest rates will affect the net unrealised gain or loss position of Jackson’s fixed income securities which are reported as a component of other comprehensive income as they are accounted for as available-for-sale securities. Further information on the factors affecting the pricing of products and asset liability management of Jackson is provided in Item 4. 'Information on the Company—Business of Prudential—US Business'.

In addition to the impact on Jackson’s spread product profitability, a prolonged period during which interest rates remain at levels lower than those anticipated in its pricing may also result in greater costs associated with certain of Jackson’s product features which guarantee benefits and higher costs for derivative instruments used to hedge certain of its product risks. Reflecting these impacts in recoverability and loss recognition testing under U.S. GAAP as ‘grandfathered’ under IFRS may require Jackson to accelerate the amortisation of DAC as noted above, as well as to increase required reserves for future policyholder benefits. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates, and a prolonged period of low interest rates may increase the statutory capital Jackson is required to hold as well as the amount of assets it must maintain to support statutory reserves.

Accordingly, without active management, a prolonged low interest rate environment may materially affect Jackson’s financial position, results of operations and cash flows. However, Jackson has and continues to proactively adapt its asset-liability management, hedging programme, product design and pricing and crediting rate strategies to mitigate the downward pressures created by the prolonged low interest rate environment.

The sensitivity of Jackson’s IFRS basis profit or loss and shareholders’ equity to changes in interest rates is provided in note D3(j)  to the consolidated financial statements in Item 18.

Mr.Jim B. Rosenberg, p. 4

Item 18. Financial Statements
Notes to the Consolidated Financial Statements
D: Life assurance business
D3: US insurance operations
(e) Products and guarantees, page F-141

2.
You state that your fixed interest rate annuities had minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent at December 31, 2011. You also state that the interest-sensitive life business had minimum guaranteed interest rates ranging from 3.0 per cent to 6.0 percent. Please provide us proposed disclosure to be included in future periodic filings that quantifies the distribution of annuity and life account values within this range.

Response

In response to the Staff’s comments, Prudential proposes adding the following additional disclosure (in blackline, with relevant quantitative data included) in the section of the notes to its financial statements in future periodic reports corresponding to that set forth in the below extract from “note D(e) Products and guarantees” to its financial statements set forth in Item 18 of the 2011 20-F (beginning on page F-141 thereof):

(i)	Fixed annuities
Interest-sensitive annuities
…

The policy provides that at Jackson’s discretion it may reset the interest rate, subject to a guaranteed minimum. At 31 December 2011, Jackson had fixed interest rate annuities totalling £16.9 billion (US$26.2 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 2.83 per cent average guaranteed rate. The table below shows the distribution of the fixed interest rate annuities’ account values within this range of minimum guaranteed interest rates as at 31 December 2011:

Minimum Guaranteed Interest Rate	Account value
£m
1.0%	XX
> 1.0% - 2.0%	XX
> 2.0% - 3.0%	XX
> 3.0% - 4.0%	XX
> 4.0%-5.0%	XX
> 5.0%-5.5%	XX
Total	16,852

…

(ii)	Life insurance
…
At 31 December 2011, Jackson had interest-sensitive life business ~~(universal life type)~~ in force with total account value of £2.9 billion (US$4.5 billion), with minimum guaranteed interest rates ranging from 3.0 per cent to 6.0 per cent and with a 4.93 per cent average guaranteed rate. The table below shows the distribution of the interest-sensitive life business’ account values within this range of minimum guaranteed interest rates as at 31 December 2011:

Mr.Jim B. Rosenberg, p. 5

Minimum Guaranteed Interest Rate	Account value
£m
1.0%	XX
> 1.0% - 2.0%	XX
> 2.0% - 3.0%	XX
> 3.0% - 4.0%	XX
> 4.0%-5.0%	XX
> 5.0%-6.0%	XX
Total	2,855

Prudential acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law in the United States.

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 20 7548 3640.

Very truly yours,

/s/ David Martin

David Martin
Head of Financial Accounting

cc:
Ms. Lisa Vanjoske, Securities and Exchange Commission
Ms. Vanessa Robertson, Securities and Exchange Commission
Mr. Nic Nicandrou, Prudential Public Limited Company
Ms. Penny James, Prudential Public Limited Company
Ms. Margaret Coltman, Prudential Public Limited Company
Mr. Sebastian Sperber, Cleary Gottlieb Steen & Hamilton LLP
Mr. Aseet Dalvi, Cleary Gottlieb Steen & Hamilton LLP